ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?	◉ Yes ○ No
If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.	FMR Sakura has no employees. However, Luminex has a contract with a Fidelity-related entity - National Financial Services LLC ("NFS") - for a business unit of NFS - Fidelity Technology Group ("FTG") - to provide software support services to Luminex and the operations of the ATS as described more fully in Part III, Items 7, 8, 9, 10, 11, 13, 14, 15, 17, 20 and 21. A limited number of FTG employees have access to confidential trading information as part of their duties to provide software support to the ATS as described in Part II Item 7(d). Pursuant to a fully-disclosed clearing agreement between Luminex and NFS, NFS clears and settles all transactions executed on the System. Please see Part III Item 22. Additionally, NFS maintains a proprietary account on behalf of Luminex and provides Luminex order-routing and execution services. This account is solely used by Luminex to effect proprietary transactions in connection with bona fide errors and occasional and infrequent accommodations. All such proprietary transactions are effected on market centers other than the System.
b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?	◉ Yes ○ No
If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.	~~Commencing on or around October 19, 2020, technology~~ _Technology_ support services for the overall operations of the ATS are provided by a division of eBX LLC ("eBX"). ~~FTG will support the overall operations of the ATS until those responsibilities are transferred to eBX as referenced above.~~ A limited number of eBX employees have access to confidential trading information as part of their duties to support the operations of the ATS, as described in Part II Item 7(d). While the System is housed and operated on Luminex servers and equipment, the Firm has engaged eBX, pursuant to a services agreement that restricts eBX's use of information obtained in providing operational and technological support to Luminex and provides substantial procedures to ensure security of Subscriber information, to provide technology resources and personnel to manage the technology suite and implementation of system changes. Data center facilities are leased from Equinix Inc. in Secaucus, NJ (NY4). The Firm licenses a FIX engine from Itiviti Group AB (f/k/a CameronTec Group). The FIX engine provides connectivity with Subscribers' order-originating systems and transformation of FIX messages to/from internal data structures. The System receives market data from ICE Data Services (see also Part III Item 23 below), a vendor that handles market data feeds from various market data providers. Please see Part III Item 11 for more information on the operations of the System.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?	◉ Yes ○ No
If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.	The particular Fidelity division that is the Luminex software support service provider - FTG - does not use the ATS. However, as noted above, FMR Co., a Fidelity subsidiary and an affiliate of NFS (which operates FTG), is a System Subscriber. eBX also does not use the ATS, nor does any other service provider.
d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?	◉ Yes ○ No